Mail Stop 3561

December 15, 2009

Mayo A. Shattuck III
Chief Executive Officer
Constellation Energy Group, Inc.
100 Constellation Way
Baltimore, Maryland 21202

Kenneth W. DeFontes, Jr.
President and Chief Executive Officer
Baltimore Gas & Electric Co.
2 Center Plaza
100 West Fayette St.
Baltimore, Maryland 21202

> **Re:** **Constellation Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-12869**
>
> **Baltimore Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-01910**

Dear Messrs. Shattuck and DeFontes:

We have completed our review of your Form 10-Ks and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director